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CUSIP No. 452834104		Page 1 of 8 Pages

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1) (1)

Imperial Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

452834104

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

(1)	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

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CUSIP No. 452834104		Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Candlewood Investment Group, LP 27-2896600
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,018,750
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,018,750
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,018,750
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.52%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*	Based on 21,202,614 Shares of common voting shares outstanding as of November 2, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, filed with the Securities and Exchange Commission on November 14, 2011.

Page 2 of 8 Pages

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CUSIP No. 452834104		Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Lau
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,018,750
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,018,750
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,018,750
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.52%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 3 of 8 Pages

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CUSIP No. 452834104		Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David Koenig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,018,750
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,018,750
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,018,750
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.52%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 4 of 8 Pages

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CUSIP No. 452834104		Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Candlewood Special Situations Master Fund, Ltd. 98-0538261
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,514,063
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,514,063
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,514,063
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.14%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

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CUSIP No. 452834104		Page 6 of 8 Pages

Schedule 13G

Item 1	(a).	Name of Issuer:

Imperial Holdings, Inc. (the “Company”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

701 Park of Commerce Boulevard, Suite 301, Boca Raton, Florida, 33487

Item 2	(a).	Name of Persons Filing:

Candlewood Special Situations Master Fund, Ltd., a Cayman Islands exempted company (the “Fund”); Candlewood Investment Group, LP, a Delaware limited partnership (the “Investment Manager”), which serves as investment manager to the Fund and certain other accounts; and Mr. Michael Lau (“Mr. Lau”) and Mr. David Koenig (“Mr. Koenig”, and together with the Fund, the Investment Manager and Mr. Lau, the “Reporting Persons”), who are the Managing Partners of the Investment Manager and control its business activities.

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

777 Third Avenue, Suite 19B, New York, New York 10017

Item 2	(c).	Citizenship:

the Fund: Cayman Islands; the Investment Manager: Delaware; Mr. Lau and Mr. Koenig: United States of America

Item 2	(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Common Stock”)

Item 2	(e).	CUSIP Number:

452834104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

☒ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E)

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CUSIP No. 452834104		Page 7 of 8 Pages

Item 4.	Ownership.

The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G is incorporated by reference. Mr. Lau and Mr. Koenig possess shared voting and dispositive power with the Investment Manager in 2,018,750 shares of Common Stock, which includes the 1,514,063 shares of Common Stock owned by the Fund.

Each of the Reporting Persons disclaims beneficial ownership of these securities (except to the extent of any pecuniary interest therein), and this report shall not be deemed an admission that either of them is the beneficial owner of such securities for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purposes.

Number of Shares / Percent of class:

(a) Fund – 1,514,063 shares of Common Stock representing 7.14%

(b) Reporting Persons other than Fund – 2,018,750 shares of Common Stock representing 9.52%

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported herein.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 452834104		Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2012	CANDLEWOOD INVESTMENT GROUP, LP

	By:	/s/ Michael Lau
	Name:	Michael Lau
	Title:	Chief Executive Officer

/s/ Michael Lau
Michael Lau

/s/ David Koenig
David Koenig

CANDLEWOOD SPECIAL SITUATIONS MASTER FUND, LTD.
	By:	Candlewood Investment Group, LP, its Manager

	By:	/s/ Michael Lau
	Name:	Michael Lau
	Title:	Authorized Person

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